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Exhibit 99.1

Contacts:	Frederick M. Green, President and Chief Executive Officer Phone: (763) 592-1900 Bill Birmingham Interim Chief Financial Officer Phone: (763) 592-1900

Ault Incorporated Announces Signing of Definitive Merger Agreement with SL Industries and Restatement of Financial Results

SL to Commence Tender Offer at $2.90 per Share in Cash

Company Also Announces Restatement of Financial Results Following Continued
Investigation and Remediation of Financial Controls at its China Operations

        MINNEAPOLIS—December 19, 2005—Ault Incorporated (Nasdaq CM: AULT) announced today that it has signed a definitive merger agreement with SL Industries, Inc. (AMEX & PHLX: SLI). Under the terms of the agreement, a wholly owned subsidiary of SL Industries will commence a cash tender offer to acquire all of Ault's outstanding shares of common stock. Upon completion of the tender offer, SL Industries will effect a merger between this subsidiary and Ault in which the remaining Ault shareholders will receive $2.90 per share in cash. In addition, SL Industries will cash out Ault stock options with an exercise price of less than $2.90 per share and all other outstanding options will be canceled. Following the merger, Ault will become a wholly owned subsidiary of SL Industries.

        The Board of Directors of Ault has unanimously approved the acquisition and has voted to recommend that Ault's shareholders accept the tender offer and tender their Ault shares. In addition, the Company's financial advisor, Stephens, Inc., provided a fairness opinion to the Board that the terms of the transaction were fair to Ault's shareholders from a financial point of view.

        The consummation of the transaction is subject to certain conditions; including the valid tender of at least a majority of the outstanding shares of common stock of Ault, excluding any shares held by SL Industries.

        "We are pleased to announce this strategic combination with SL Industries," commented Frederick M. Green, Ault's President and Chief Executive Officer. "We believe the agreement is a sound one for our employees, customers and shareholders. Our employees will benefit by becoming part of an organization that has a larger financial base and is a leader in the power supply industry. Our customers will benefit from the added resources in the areas of purchasing, logistical support and engineering expertise. This translates into greater scale, increased competitiveness in our target market segments and improved profitability. And, our shareholders have the opportunity to be paid a fair price for their shares that reflects a substantial premium over the current market price."

        In addition to announcing the agreement with SL Industries, Ault reported that it is restating its financial results for the first quarter of fiscal year 2006 and its full fiscal years of 2005 and 2004 based on findings during a continuing evaluation and remediation of financial controls at its China manufacturing operations, Ault Xianghe. As a result of the restatement, the previously reported loss for the first fiscal 2006 quarter increased from $(458,000) to $(803,480), the previously reported loss for fiscal 2005 increased from $(5,129,997) to $(5,472,302) and the previously reported loss for fiscal 2004 increased from $(5,545,646) to $(5,793,646). The increase in the previously reported losses is due to increasing the Company's cost of goods sold for the first quarter ended August 28, 2005 by $345,480 and for the fiscal years of 2005 and 2004 by $342,385 and $248,000, respectively. Increasing cost of goods sold for each period was required due to accounting errors in accruals for payables due to certain vendors of Ault Xianghe.

        Summary financial information for the first quarter of 2006 and fiscal 2005 reflecting the restatement follows. The restated results will also be presented in amendments to its Form 10-K Report for fiscal 2005 and its Form 10-Q Report for the first quarter of fiscal 2006 that are expected to be filed with the Securities and Exchange Commission on or about January 11, 2006.

        Ault designs, manufactures and markets power conversion products. The Company is a leading supplier to original equipment manufacturers of telecommunications equipment, computer peripherals and medical equipment. Ault's power conversion products provide power at various levels from 1 to 1200 watts for a wide variety of applications.

NOTICE TO INVESTORS

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Ault common stock described in this announcement has not commenced. At the time the offer is commenced, SL Industries' wholly owned subsidiary will file a tender offer statement with the Securities and Exchange Commission (SEC), and Ault will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Ault's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site (www.sec.gov).

        Statements regarding Ault's anticipated future performance are forward-looking and therefore involve risks and uncertainties that could cause results or developments to differ significantly from those indicated in the forward-looking statements. These include, but are not limited to: market conditions in the global electronics industry, buying patterns of major customers, competitive products and technologies, the ability to control expense growth, risks related to the Company's continuing investigation of material weaknesses in its internal controls and disclosure controls, and other risks including those identified under the heading "Risk Factors" set forth in the Company's Form 10-K for the fiscal year ended May 29, 2005 filed with the Securities and Exchange Commission on October 7, 2005.

Financials Follow

Ault Incorporated and Subsidiaries

Consolidated Balance Sheets

May 29, 2005 and August 28, 2005

US Dollars (000)

	May 29, 2005		August 28, 2005
	As Reported	As Restated	As Reported	As Restated
Assets:
Cash	2,191	2,191	2,918	2,918
Trade Receivables	5,766	5,766	6,197	6,197
Inventories	3,377	3,377	3,283	3,283
Note JEC Korea—Current Portion	563	563	1,125	1,125
Prepaid & Other Expenses	741	741	796	796

Total Current Assets	12,638	12,638	14,319	14,319
Note JEC Korea—Non-Current	1,687	1,687	1,125	1,125
Property Plant & Equipment, Net	2,375	2,375	2,395	2,395
Other Assets	106	106	92	92

Total Assets	16,806	16,806	17,931	17,931

Liabilities & Equity:
Note Payable to Bank	0	0	0	0
Current Maturities of Long-Term Debt	290	290	296	296
Accounts Payable	4,892	5,482	6,495	7,431
Accrued Compensation	978	978	934	934
Accrued Commissions	272	272	239	239
Other	350	350	370	370

Total Current Liabilities	6,782	7,372	8,334	9,270
Preferred Stock	2,074	2,074	2,074	2,074
Common Stock Equity	7,950	7,360	7,523	6,587

Total Liabilities & Equity	16,806	16,806	17,931	17,931

Ault Incorporated and Subsidiaries

Consolidated Statement of Operations

US Dollars (000), Except Share & Amounts Per Share

	Fiscal Year Ended May 29, 2005		Quarter Ended August 28, 2005
	As Reported	As Restated	As Reported	As Restated
Net Sales	37,215	37,215	9,198	9,198
Cost of Goods Sold	27,077	27,419	6,593	6,938

Gross Profit	10,138	9,796	2,605	2,260
Operating Expenses:
Marketing	3,366	3,366	798	798
Design Engineering	2,995	2,995	697	697
General and Administrative	5,641	5,641	1,571	1,571

Total Operating Expenses	12,002	12,002	3,066	3,066
Operating Loss	(1,864)	(2,206)	(461)	(806)
Other Income (Expense)
Interest Expense	(407)	(407)	(49)	(49)
Other	(111)	(111)	90	90

	(518)	(518)	41	41
Loss Before Income Taxes	(2,382)	(2,724)	(420)	(765)
Income Tax Expense	8	8	2	2
Loss From Continuing Operations	(2,390)	(2,732)	(422)	(767)
Discontinued Korean Operations	(2,595)	(2,595)	0	0
Net Loss	(4,985)	(5,327)	(422)	(767)
Redeemable Convertible Preferred Stock Dividends	(145)	(145)	(36)	(36)

Net Loss Applicable to Common Stockholders	(5,130)	(5,472)	(458)	(803)

Loss Per Common Share	(1.07)	(1.15)	(0.09)	(0.17)
Weighted Average Common Shares Outstanding	4,776,075	4,776,075	4,831,546	4,831,546

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  Exhibit 99.1
NOTICE TO INVESTORS
Ault Incorporated and Subsidiaries Consolidated Balance Sheets May 29, 2005 and August 28, 2005 US Dollars (000)
Ault Incorporated and Subsidiaries Consolidated Statement of Operations US Dollars (000), Except Share & Amounts Per Share